Exhibit 99.1

Press Release

Sanofi and Novavax announce co-exclusive licensing agreement to co-commercialize COVID-19 vaccine and develop novel flu-COVID-19 combination vaccines

•	Agreement provides patients with broader access to a protein-based non-mRNA adjuvanted COVID-19 vaccine through combined commercial strength, from 2025 onwards
•

Accelerates potential for development of a novel flu-COVID-19 combination product based on authorized vaccines with demonstrated efficacy and tolerability, potentially offering patients enhanced convenience and protection

Paris and Gaithersburg, Md., United States. May 10, 2024. As part of Sanofi’s commitment to developing a diverse portfolio of best-in-class vaccines, the company has entered into a co-exclusive licensing agreement with Novavax, a biotechnology company headquartered in Maryland, US.

The terms of the agreement include: a co-exclusive license to co-commercialize Novavax’s current stand-alone adjuvanted COVID-19 vaccine worldwide (except in countries with existing Advance Purchase Agreements and in India, Japan, and South Korea where Novavax has existing partnership agreements); a sole license to Novavax’s adjuvanted COVID-19 vaccine for use in combination with Sanofi’s flu vaccines; and a non-exclusive license to use the Matrix-M™ adjuvant in vaccine products. In addition, Sanofi will take a minority (<5%) equity investment in Novavax.

Jean-Francois Toussaint

Global Head of Vaccines R&D

“With flu and COVID-19 hospital admission rates now closely mirroring each other, we have an opportunity to develop non-mRNA flu-COVID-19 combination vaccines offering patients both enhanced convenience and protection against two serious respiratory viruses. We’re excited by the prospect of combining Novavax’s adjuvanted COVID-19 vaccine that has shown high efficacy and favorable tolerability, with our rich portfolio of differentiated flu vaccines that have demonstrated superior protection against flu and its serious complications. Improved tolerability and thermostability, without compromise on efficacy, are what regulators, recommending bodies, and patients will demand.”

John Jacobs

CEO, Novavax

“This collaboration is important for Novavax and for global public health. Our new partnership combines Novavax’s proprietary recombinant protein and nanoparticle technologies, Matrix™ adjuvant, and R&D expertise with Sanofi’s world-class leadership in launching and commercializing innovative vaccines. Together, we can broaden access to both our COVID-19 vaccine and our adjuvant to ensure more individuals can benefit from the protection vaccines can provide. Novavax is now in a stronger position to refocus our efforts on leveraging our technology platform and novel adjuvant in research and development and pipeline expansion to help advance our mission of developing life-saving vaccines to fight infectious diseases.”

Under the terms of the licensing agreement:

•	Novavax will receive an upfront payment of $500 million and up to $700 million in development, regulatory and launch milestones, up to $1.2 billion in total.
•	Starting in 2025, Sanofi will book sales of Novavax’s adjuvanted COVID-19 vaccine and will support certain R&D, regulatory, and commercial expenses.
•	Novavax will receive tiered double-digit percentage royalty payments on sales by Sanofi of COVID-19 vaccines and flu-COVID-19 combination vaccines.
•	Sanofi will be solely responsible for development and commercialization of any novel flu-COVID-19 combination vaccine containing a Sanofi flu vaccine.

•	Outside of the collaboration, each party may develop and commercialize their own flu-COVID-19 vaccines and adjuvanted products at their own cost.
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Novavax is entitled to additional launch and sales milestones opportunities of up to $200 million plus mid-single digit royalties for each additional Sanofi vaccine product developed under a non-exclusive license with Novavax’s Matrix-M adjuvant technology.

•	In addition, Sanofi will take a minority (<5%) equity investment in Novavax.

About Novavax

Novavax, Inc. (Nasdaq: NVAX) promotes improved health by discovering, developing and commercializing innovative vaccines to help protect against serious infectious diseases. Novavax, a global company based in Gaithersburg, Md., U.S., offers a differentiated vaccine platform that combines a recombinant protein approach, innovative nanoparticle technology and Novavax’s patented Matrix-M adjuvant to enhance the immune response. The Company’s portfolio includes its COVID-19 vaccine, and its pipeline includes CIC and stand-alone influenza vaccine candidates. In addition, Novavax’s adjuvant is included in the University of Oxford and Serum Institute of India’s R21/Matrix-M malaria vaccine. Please visit novavax.com and LinkedIn for more.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Evan Berland | + 1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

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